Exhibit 99.1

ZIM Reports Financial Results for the Third Quarter of 2024;
Raises Full Year 2024 Guidance

Reported Revenues of $2.77 Billion, Net Income of $1.13 Billion, Adjusted EBITDA1
of $1.53 Billion and Adjusted EBIT of $1.24 Billion2; Achieved Adjusted EBITDA and
Adjusted EBIT Margins of 55% and 45%, Respectively

Achieved 12% Volume Growth YOY with Record Carried Volume
of 970 Thousand TEUs in Q3 2024

Increased Full Year 2024 Guidance to Adjusted EBITDA of $3.3 Billion
to $3.6 Billion and Adjusted EBIT of $2.15 Billion to $2.45 Billion3

Declared Increased Dividend of ~$440 million, Comprised of a Regular Dividend of
~$340 Million, or 30% of Q3 Net Income, Plus Special Dividend of ~$100 Million;
Per Share Distribution: $3.65 Per Share, Reflecting Regular Dividend of $2.81 Per
Share Plus Special Dividend of $0.84 Per Share

Haifa, Israel, November 20, 2024 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), (“ZIM” or the “Company”) a global container liner shipping company, announced today its consolidated results for the three and nine months ended September 30, 2024.

Third Quarter 2024 Highlights
•
Net income for the third quarter was $1.13 billion (compared to a net loss of $2.27 billion in the third quarter of 20234), or diluted earnings per share of $9.34[5] (compared to diluted loss per share of $18.90 in the third quarter of 2023).

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2 Operating income (EBIT) for the third quarter was $1.23 billion. A reconciliation to Adjusted EBIT is provided in the tables below.
3 The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2024 Guidance.”
4 Net loss for the third quarter of 2023 was primarily driven by a non-cash impairment loss of $2.06 billion.
5 The number of shares used to calculate the diluted earnings per share is 120,475,290. The number of outstanding shares as of September 30, 2024 was 120,389,157.

•	Adjusted EBITDA[1] for the third quarter was $1.53 billion, a year-over-year increase of 626%.
•	Operating income (EBIT) for the third quarter was $1.23 billion, compared to operating loss of $2.28 billion in the third quarter of 2023.
•	Adjusted EBIT[1] for the third quarter was $1.24 billion, compared to Adjusted EBIT loss of $213 million in the third quarter of 2023.
•	Total revenues for the third quarter were $2.77 billion, a year-over-year increase of 117%.
•	Carried volume in the third quarter was 970 thousand TEUs, a year-over-year growth of 12%.
•	Average freight rate per TEU in the third quarter was $2,480, a year-over-year increase of 118%.
•	Net debt[1] of $2.70 billion as of September 30, 2024, compared to $2.31 billion as of December 31, 2023; net leverage ratio[1] of 0.9x as of September 30, 2024, compared to 2.2x as of December 31, 2023.

Eli Glickman, ZIM President & CEO, stated, “ZIM delivered strong third quarter results, as we again achieved record carried volumes contributing to our outstanding financial performance. We are pleased to share our success with our shareholders and declare a special dividend of ~$100 million on top of the regular 30% of quarterly net income dividend payout of ~$340 million, for a total dividend of ~$440 million, or $3.65 per share. Our growing earnings power is reflective of a strong rate environment, but also a testament to our diligent execution, upscaling our capacity and enhancing our cost structure. We’ve continued to see incremental benefits from our strategic investment in our operated capacity as new larger, more modern, cost-effective vessels join our fleet.”

Mr. Glickman added, “Also contributing to our strong Q3 was a decision we made earlier in the year to increase our exposure to spot volumes in the Transpacific trade. A key differentiator for ZIM is our commercial agility and we intend to continue to leverage this strength to capitalize on market opportunities moving forward. Based on results that have exceeded expectations to date and improved outlook for the fourth quarter of 2024, we have increased our full year 2024 guidance and today forecast full year Adjusted EBITDA between $3.3 billion and $3.6 billion and Adjusted EBIT between $2.15 billion and $2.45 billion.”

Mr. Glickman concluded, “We will close out the year with the final delivery of the remaining four out of 46 newbuild containerships that we secured, which include 28 LNG-powered vessels. Entering 2025, we will be operating a fleet that is both well-equipped to meet emissions reduction targets and well suited to the trades in which we operate. Supported by our declining unit costs, we believe ZIM is well positioned to deliver profitable growth over the long term.”

Summary of Key Financial and Operational Results

	Q3-24	Q3-23	9M-24	9M-23
Carried volume (K-TEUs)	970	867	2,768	2,496
Average freight rate ($/TEU)	2,480	1,139	1,889	1,235
Total revenues ($ in millions)	2,765	1,273	6,260	3,957
Operating income (loss) (EBIT) ($ in millions)	1,235	(2,276)	1,870	(2,457)
Profit (loss) before income tax ($ in millions)	1,133	(2,342)	1,604	(2,678)
Net income (loss) ($ in millions)	1,126	(2,270)	1,591	(2,541)
Adjusted EBITDA[1] ($ in millions)	1,531	211	2,725	859
Adjusted EBIT[1] ($ in millions)	1,236	(213)	1,891	(373)
Net income (loss) margin (%)	41	(178)	25	(64)
Adjusted EBITDA margin (%)	55	17	44	22
Adjusted EBIT margin (%)	45	(17)	30	(9)
Diluted earnings (loss) per share ($)	9.34	(18.90)	13.17	(21.19)
Net cash generated from operating activities ($ in millions)	1,498	338	2,600	858
Free cash flow[1] ($ in millions)	1,454	328	2,470	791

	SEP-30-24	DEC-31-23
Net debt[1] ($ in millions)	2,698	2,309

Financial and Operating Results for the Third Quarter Ended September 30, 2024
Total revenues were $2.77 billion for the third quarter of 2024, compared to $1.27 billion for the third quarter of 2023, mainly driven by the increase in freight rates as well as carried volume.

ZIM carried 970 thousand TEUs in the third quarter of 2024, compared to 867 thousand TEUs in the third quarter of 2023. The average freight rate per TEU was $2,480 for the third quarter of 2024, compared to $1,139 for the third quarter of 2023.

Operating income (EBIT) for the third quarter of 2024 was $1.23 billion, compared to operating loss of $2.28 billion for the third quarter of 2023. The increase was primarily driven by the impairment loss recorded in the third quarter of 2023 and the above-mentioned increase in revenues.

Net income for the third quarter of 2024 was $1.13 billion, compared to net loss of $2.27 billion for the third quarter of 2023, also mainly driven by the above-mentioned impairment loss recorded in the third quarter of 2023 and the increase in revenues.

Adjusted EBITDA for the third quarter of 2024 was $1.53 billion, compared to $211 million for the third quarter of 2023. Adjusted EBIT was $1.24 billion for the third quarter of 2024, compared to Adjusted EBIT loss of $213 million for the third quarter of 2023. Adjusted EBITDA and Adjusted EBIT margins for the third quarter of 2024 were 55% and 45%, respectively. This compares to 17% and -17% for the third quarter of 2023, respectively.

Net cash generated from operating activities was $1.50 billion for the third quarter of 2024, compared to $338 million for the third quarter of 2023.

Financial and Operating Results for the Nine Months Ended September 30, 2024
Total revenues were $6.26 billion for the first nine months of 2024, compared to $3.96 billion for the first nine months of 2023, primarily driven by both an increase in freight rates as well as carried volume.

ZIM carried 2,768 thousand TEUs in the first nine months of 2024, compared to 2,496 thousand TEUs in the first nine months of 2023. The average freight rate per TEU was $1,889 for the first nine months of 2024, compared to $1,235 for the first nine months of 2023.

Operating income (EBIT) for the first nine months of 2024 was $1.87 billion, compared to operating loss of $2.46 billion for the first nine months of 2023. The increase was primarily driven by the above-mentioned increase in revenues and the impairment loss recorded in the third quarter of 2023.

Net income for the first nine months of 2024 was $1.59 billion, compared to net loss of $2.54 billion for the first nine months of 2023, also mainly driven by the above-mentioned increase in revenues and impairment loss recorded in the third quarter of 2023.

Adjusted EBITDA was $2.72 billion for the first nine months of 2024, compared to $859 million for the first nine months of 2023. Adjusted EBIT was $1.90 billion for the first nine months of 2024, compared to Adjusted EBIT loss of $373 million for the first nine months of 2023. Adjusted EBITDA and Adjusted EBIT margins for the first nine months of 2024 were 44% and 30%, respectively. This compares to 22% and -9% for the first nine months of 2023.

Net cash generated from operating activities was $2.60 billion for the first nine months of 2024, compared to $858 million for the first nine months of 2023.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $441 million from $2.69 billion as of December 31, 2023 to $3.13 billion as of September 30, 2024. Capital expenditures totaled $50 million for the third quarter of 2024, compared to $14 million for the third quarter of 2023. Net debt position as of September 30, 2024 was $2.70 billion, compared to $2.31 billion, as of December 31, 2023, an increase of $389 million. ZIM's net leverage ratio as of September 30, 2024, was 0.9x, compared to 2.2x as of December 31, 2023.

Third Quarter 2024 and Special Dividend
In accordance with the Company's dividend policy, the Company’s Board of Directors declared a regular cash dividend of approximately $340 million, or $2.81 per ordinary share, reflecting approximately 30% of third quarter 2024 net income. In addition, the Board of Directors declared a special dividend of approximately $100 million, or $0.84 per share, for a total dividend of approximately $440 million or $3.65 per share. The dividend (both regular and special) will be paid on December 9, 2024, to holders of record of ZIM ordinary shares as of December 2, 2024.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law.

Use of Non-IFRS Measures in the Company’s 2024 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2024 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Updated Full-Year 2024 Guidance
The Company increased its guidance for the full year of 2024 and now expects to generate Adjusted EBITDA between $3.3 billion and $3.6 billion and Adjusted EBIT between $2.15 billion and $2.45 billion. Previously, the Company expected to generate Adjusted EBITDA between $2.6 billion and $3.0 billion and Adjusted EBIT between $1.45 billion and $1.85 billion.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States (toll free) +1-800-715-9871 or +1-646-307-1963; Israel +972-3-376-1144 or UK/international +44-20-3481-4247, and reference conference ID: 1972775 or the conference name. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices (including as a result of the continued situation in the Red Sea), supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, including the ongoing war between Israel and Hamas, the increased tension between Israel and Iran and its proxies, in particular the ongoing hostilities between Israel and Hezbollah, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2023 Annual Report filed with the SEC on March 13, 2024.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited)
(U.S. dollars in millions)

	September 30		December 31
	2024	2023	2023
Assets
Vessels	5,301.9	3,222.9	3,758.9
Containers and handling equipment	988.7	788.2	792.9
Other tangible assets	91.1	61.1	85.2
Intangible assets	107.6	93.3	102.0
Investments in associates	26.0	26.8	26.4
Other investments	844.6	1,252.6	908.7
Other receivables	69.9	105.5	97.9
Deferred tax assets	2.5	9.6	2.6
Total non-current assets	7,432.3	5,560.0	5,774.6

Inventories	208.4	156.4	179.3
Trade and other receivables	1,062.5	644.3	596.5
Other investments	766.6	918.6	874.1
Cash and cash equivalents	1,548.7	912.1	921.5
Total current assets	3,586.2	2,631.4	2,571.4
Total assets	11,018.5	8,191.4	8,346.0

Equity
Share capital and reserves	2,041.1	1,980.7	2,017.5
Retained earnings	1,884.8	586.9	437.2
Equity attributable to owners of the Company	3,925.9	2,567.6	2,454.7
Non-controlling interests	4.8	3.8	3.3
Total equity	3,930.7	2,571.4	2,458.0

Liabilities
Lease liabilities	4,284.7	2,952.0	3,244.1
Loans and other liabilities	67.4	79.3	73.6
Employee benefits	43.4	39.4	46.1
Deferred tax liabilities	5.2	13.0	6.1
Total non-current liabilities	4,400.7	3,083.7	3,369.9

Trade and other payables	668.3	554.6	566.4
Provisions	93.0	58.3	60.7
Contract liabilities	433.8	207.3	198.1
Lease liabilities	1,433.6	1,668.0	1,644.7
Loans and other liabilities	58.4	48.1	48.2
Total current liabilities	2,687.1	2,536.3	2,518.1
Total liabilities	7,087.8	5,620.0	5,888.0
Total equity and liabilities	11,018.5	8,191.4	8,346.0

CONSOLIDATED INCOME STATEMENTS (Unaudited)
(U.S. dollars in millions, except per share data)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023

Income from voyages and related services	6,259.8	3,956.9	2,765.2	1,273.0	5,162.2
Cost of voyages and related services
Operating expenses and cost of services	(3,381.9)	(2,922.0)	(1,167.8)	(1,008.4)	(3,885.1)
Depreciation	(824.9)	(1,212.8)	(292.1)	(417.4)	(1,449.8)
Impairment of assets		(2,034.9)		(2,034.9)	(2,034.9)
Gross profit (loss)	2,053.0	(2,212.8)	1,305.3	(2,187.7)	(2,207.6)

Other operating income	32.9	2.5	7.3	0.6	14.4
Other operating expenses	(1.7)	(32.5)	(1.1)	(22.4)	(29.3)
General and administrative expenses	(209.7)	(209.4)	(75.9)	(63.9)	(280.7)
Share of loss of associates	(4.8)	(5.2)	(0.8)	(2.3)	(7.8)

Results from operating activities	1,869.7	(2,457.4)	1,234.8	(2,275.7)	(2,511.0)

Finance income	81.0	117.7	19.8	35.6	142.2
Finance expenses	(346.5)	(338.7)	(121.6)	(101.5)	(446.7)

Net finance expenses	(265.5)	(221.0)	(101.8)	(65.9)	(304.5)

Profit (loss) before income taxes	1,604.2	(2,678.4)	1,133.0	(2,341.6)	(2,815.5)

Income taxes	(13.1)	137.1	(6.8)	71.1	127.6

Profit (loss) for the period	1,591.1	(2,541.3)	1,126.2	(2,270.5)	(2,687.9)

Attributable to:
Owners of the Company	1,586.2	(2,547.2)	1,124.6	(2,272.6)	(2,695.6)
Non-controlling interests	4.9	5.9	1.6	2.1	7.7
Profit (loss) for the period	1,591.1	(2,541.3)	1,126.2	(2,270.5)	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	13.18	(21.19)	9.34	(18.90)	(22.42)
Diluted earnings (loss) per 1 ordinary share	13.17	(21.19)	9.34	(18.90)	(22.42)

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,340,513	120,194,990	120,372,813	120,219,761	120,213,031
Diluted	120,463,258	120,194,990	120,475,290	120,219,761	120,213,031

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023

Cash flows from operating activities
Profit (loss) for the period	1,591.1	(2,541.3)	1,126.2	(2,270.5)	(2,687.9)

Adjustments for:
Depreciation and amortization	833.6	1,232.5	295.0	423.8	1,471.8
Impairment loss		2,063.4		2,063.4	2,063.4
Net finance expenses	265.5	221.0	101.8	65.9	304.5
Share of losses and change in fair value of investees	4.8	4.5	0.8	2.3	6.5
Capital loss (gain), net	(31.7)	3.2	(6.2)	(4.2)	(10.9)
Income taxes	13.1	(137.1)	6.8	(71.1)	(127.6)
Other non-cash items	11.9	14.2	8.9	4.5	18.9
	2,688.3	860.4	1,533.3	214.1	1,038.7

Change in inventories	(29.1)	34.3	(20.7)	17.7	11.4
Change in trade and other receivables	(481.3)	237.5	(34.3)	60.6	242.7
Change in trade and other payables including contract liabilities	326.8	(76.7)	(5.0)	19.2	(95.1)
Change in provisions and employee benefits	31.9	7.0	4.6	4.1	15.9
	(151.7)	202.1	(55.4)	101.6	174.9

Dividends received from associates	2.4	1.7	1.2	0.2	2.3
Interest received	64.6	113.0	24.8	25.0	133.8
Income taxes received (paid)	(3.2)	(319.4)	(6.4)	(3.3)	(329.7)

Net cash generated from operating activities	2,600.4	857.8	1,497.5	337.6	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	10.5	21.4	7.3	3.7	27.4
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(141.1)	(75.2)	(50.3)	(13.7)	(115.7)
Proceeds from sale (acquisition) of investment instruments, net	240.8	(609.6)	(74.3)	(26.2)	(138.2)
Loans granted to investees	(5.2)	(3.8)	(2.4)	(2.1)	(5.4)
Change in other receivables	23.3	(4.7)	7.9	9.3	3.2
Change in other investments (mainly deposits), net	(34.4)	2,002.6	(34.4)	19.9	2,005.2
Net cash generated from (used in) investing activities	93.9	1,330.7	(146.2)	(9.1)	1,776.5
Cash flows from financing activities
Repayment of lease liabilities and borrowings	(1,591.2)	(1,214.1)	(474.2)	(352.7)	(1,713.1)
Change in short term loans	10.3	(21.0)	10.3		(21.0)
Dividend paid to non-controlling interests	(4.2)	(7.5)	(0.5)		(8.9)
Dividend paid to owners of the Company	(139.6)	(769.2)	(111.9)		(769.2)
Interest paid	(342.2)	(281.5)	(120.6)	(98.8)	(380.7)
Net cash used in financing activities	(2,066.9)	(2,293.3)	(696.9)	(451.5)	(2,892.9)

Net change in cash and cash equivalents	627.4	(104.8)	654.4	(123.0)	(96.4)
Cash and cash equivalents at beginning of the period	921.5	1,022.1	889.8	1,040.3	1,022.1
Effect of exchange rate fluctuation on cash held	(0.2)	(5.2)	4.5	(5.2)	(4.2)
Cash and cash equivalents at the end of the period	1,548.7	912.1	1,548.7	912.1	921.5

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT*
(U.S. dollars in millions)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023

Net income (loss)	1,591	(2,541)	1,126	(2,270)
Financial expenses, net	266	221	102	66
Income taxes	13	(137)	7	(71)
Operating income (EBIT)	1,870	(2,457)	1,235	(2,276)
Capital loss (gain), beyond the ordinary course of business	(2)	21	(2)	0
Impairment of assets	0	2,063	0	2,063
Expenses related to legal contingencies	23	0	3	0
Adjusted EBIT	1,891	(373)	1,236	(213)
Adjusted EBIT margin	30%	(9)%	45%	(17)%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA*
(U.S. dollars in millions)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023

Net income (loss)	1,591	(2,541)	1,126	(2,270)
Financial expenses, net	266	221	102	66
Income taxes	13	(137)	7	(71)
Depreciation and amortization	834	1,232	295	424
EBITDA	2,703	(1,225)	1,530	(1,852)
Capital loss (gain), beyond the ordinary course of business	(2)	21	(2)	0
Impairment of assets	0	2,063	0	2,063
Expenses related to legal contingencies	23	0	3	0
Adjusted EBITDA	2,725	859	1,531	211
Net income (loss) margin	25%	(64)%	41%	(178)%
Adjusted EBITDA margin	44%	22%	55%	17%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(U.S. dollars in millions)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023

Net cash generated from operating activities	2,600	858	1,498	338
Capital expenditures, net	(130)	(67)	(44)	(10)
Free cash flow	2,470	791	1,454	328